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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                                   -----------

                         For the Month of September 2004
                      News Release dated September 29, 2004
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                         (Commission File. No 0-20390).
                                   -----------

                            ID BIOMEDICAL CORPORATION
                            -------------------------
                  (Translation of registrant's name in English)

        1630 WATERFRONT CENTRE, 200 BURRARD STREET, VANCOUVER, BC V6C 3L6
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             (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314
                                                            ------------

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                   Form 20-F                 40-F     X
                             -------               -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                         Yes:                  No:    X
                             -------               -------
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[ID BIOMEDICAL LOGO]


FOR IMMEDIATE RELEASE

                  ID BIOMEDICAL ANNOUNCES NIH GRANT TO DEVELOP
                CELL CULTURE BASED VACCINE FOR PANDEMIC INFLUENZA


VANCOUVER, BRITISH COLUMBIA - SEPTEMBER 29, 2004 - ID Biomedical announced today that it has been awarded a US$9.5 million grant from the U.S. National Institutes of Health (NIH) to develop its cell culture-based influenza vaccine.

ID Biomedical's proprietary cell culture-based manufacturing process is being developed as a possible future replacement to the classical egg-based manufacturing process currently used by all flu vaccine manufacturers, including ID Biomedical. The technology has particular application to manufacturing vaccine in the event of an influenza pandemic. This grant will allow ID Biomedical to further develop and conduct early-stage human trials of its cell culture-based influenza vaccine.

Commenting on the award, ID Biomedical's Senior Vice President of Development, Dr. Ronald Ellis said, "We are delighted to have received funding from the NIH to develop our cell-derived influenza vaccine. We had shown a few years ago that our cell-derived vaccine manufactured by a prototype process was comparable in terms of safety and immunogenicity to our licensed egg-derived vaccine, Fluviral(R). This NIH grant enables IDB to continue this development toward a commercial process that should produce a vaccine with a safety and immunogenicity profile that fully meets the requirements for any influenza vaccine. Moreover, the grant also enables the development of and manufacturing process for a pandemic vaccine, should one be needed."

Cell culture-based manufacturing technologies offer a number of potential advantages over traditional egg-based manufacturing processes, including a reduction in the time required to produce influenza vaccines and potentially improved effectiveness. Additionally, persons with egg allergies could take the vaccine, whereas egg-based vaccines are contra-indicated in this particular population.


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"There is increasing concern around the world that an influenza pandemic, which could have disastrous consequences for public health, is imminent. The development of effective cell culture-based influenza vaccines is an important step forward both for addressing the pandemic threat as well as for use during the annual periods between pandemics. Cell culture technologies have the potential to overcome the problems associated with growing some influenza virus strains in eggs, and are a pathway to more rapid, and more efficient, production of influenza vaccines. The awarding of this grant is especially timely, considering the evolving situation with avian influenza in Asia," said Dr. John Treanor, Professor of Medicine, Infectious Diseases Unit, University of Rochester Medical Center.

"This award is not only important for the development of influenza vaccines that address pandemic strains of the flu virus, but in the long term, we need to consider the possibility that cell culture-derived flu vaccine could eventually supplant eggs as a source of vaccine," said Dr. Anthony Holler, ID Biomedical's Chief Executive Officer. "Accordingly, the development of our proprietary cell-based technology may be important for our annual injectable product, Fluviral, as well as our intra-nasal product in development, FluINsureTM. In addition, this capability simply adds to the valuable portfolio of assets we have in the flu vaccine business. While we build an influenza franchise, it is important that we focus not just on the short term but also on the future."

ABOUT CELL CULTURE INFLUENZA VACCINE

The classical influenza vaccines currently on the market worldwide are produced from viruses grown in eggs. While classical egg-derived vaccines are considered highly effective, public health officials see a need for an alternative manufacturing technology. Utilizing cell culture production technology offers such an alternative.

The cell-culture derived production technology offers flexibility in terms of production delays as production time is decreased. Further, the current technology relies on some cumbersome logistical components, such as ordering eggs well in advance of production schedules. Cell culture technology has the potential to enhance production capacity and consistency and to reduce the time required to produce influenza vaccines; therefore, potentially allowing a manufacturer to meet more easily the additional demand for production of a vaccine in the event of a pandemic.

From the health-care perspective, the advantages include potentially improved protection, given that cell-grown viruses may more closely resemble the wild strains found in nature. Also, the virus is reproduced in a proprietary cell-culture system (fermenters) rather than the conventional method that uses embryonated hens' eggs. Such a vaccine may be made available to those who have egg-protein allergies for whom the conventional egg-grown vaccine is contra-indicated.


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Additionally, the cell-culture derived technology would provide the potential ability to grow a pandemic avian viral strain that might be lethal or deleterious to eggs. There is currently a potential barrier to grow avian strains in eggs, since they have the potential to destroy the eggs.

The influenza vaccine program of ID Biomedical will include the development of both the injectable and intra-nasal influenza vaccines based on its cell-culture production technology.

ABOUT ID BIOMEDICAL

ID Biomedical is an integrated biotechnology company dedicated to the development of innovative vaccine products. It operates in research, development, manufacturing, sales and marketing from its facilities in Canada and in the United States. The Company employs nearly 450 employees. ID Biomedical is dedicated to becoming a worldwide premier vaccine company with significant marketed products and an extensive pipeline in both clinical and preclinical development.

ID Biomedical has a leading position in the Canadian influenza market. It has received a ten-year mandate from the Government of Canada in 2001 to assure a state of readiness in the case of an influenza pandemic and provide influenza vaccine for all Canadians in such an event. It also currently supplies over 75% of influenza vaccine to the Canadian public market.

On September 9, 2004, ID Biomedical completed the transaction by which it acquired the Shire Biologics' assets.

For further information on ID Biomedical, please visit the Company's website at www.idbiomedical.com.

The information in this news release contains so-called "forward-looking" statements. These include statements regarding ID Biomedical's expectations and plans relating to the integration of the vaccine business acquired from Shire, statements about ID Biomedical's expectations, beliefs, intentions or strategies for the future, which may be indicated by words or phrases such as "anticipate", "expect", "intend", "plan", "will", "we believe", "ID Biomedical believes", "management believes", and similar language. All forward-looking statements are based on ID Biomedical's current expectations and are subject to risks and uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the company's ability to successfully integrate the Shire vaccine business; (ii) the company's ability to successfully complete preclinical and clinical development of its products; (iii) the company's ability to manufacture its products; (iv) the seasonality of the flu-vaccine business and related fluctuations in the company's revenues from quarter to quarter; (v) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing;
(vi) the company's ability to enter into distribution agreements for its products, and to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; (vii) market acceptance of its technologies and products; and (viii) the competitive environment and impact of technological change and other risks detailed in the company's filings with the Securities and Exchange Commission. ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.

                                     - 30 -


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For further information, please contact:

INVESTOR RELATIONS       Dean Linden
                         (604) 431-9314
                         dlinden@idbiomedical.com

MEDIA                    Michele Roy
                         (450) 978-6313
                         mroy@idbiomedical.com
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ID Biomedical Corporation



                                      By:  /s/ Anthony F. Holler
                                         ---------------------------------------

                                      Anthony F. Holler, Chief Executive Officer

Date: September 30, 2004